AMP
3.25.04

[redacted]

CM
3-23

SEC 04003122 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH DC 159

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS INC DBA THE GROWTH GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Knaical 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#101), STATEN ISLAND, NY, 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, JEFFREY R. KWAICAC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GROWTH ADVISORY INC, DBA, THE GROWTH GROUP, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

DENISE A. ALLEN
Commission # 1396117
Notary Public - California
Los Angeles County
My Comm. Expires Jan 26, 2007

Signature

PRESIDENT
Title

2/21/04
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) ~~Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3~~.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) ~~A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~.
- ☐ (k) ~~A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) ~~A copy of the SIPC Supplemental Report~~.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

FINANCIAL STATEMENT

DECEMBER 31, 2003

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
900 SOUTH AVENUE, SUITE 101
STATEN ISLAND, NEW YORK 10314
(718) 370-9779
TELEFAX (718) 370-2910
www.bonfiglioassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
The Growth Group
Los Angeles, CA

We have audited the accompanying balance sheet of The Growth Group as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Growth Group as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principals.

Thomas J. Bonfiglio
Staten Island, New York
February 16, 2004

GROWTH PARTNERS, INC dba THE GROWTH GROUP

BALANCE SHEET

DECEMBER 31, 2003

Current Assets	
Cash	$ 15,662
Total Current Assets	15,662
TOTAL ASSETS	**15,662**
Current Liabilities	0
TOTAL LIABILITIES	0
Equity	
Paid in Capital	403,023
Retained Earnings	100,108
Draw	(487,469)
TOTAL EQUITY	15,662
TOTAL LIABILITIES & EQUITY	**$ 15,662**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2003

Income	
Sales	$ 68,750
Total Income	68,750
Gross Profit	68,750
General & Administrative Expenses	
(See Schedule A)	(67,241)
Net Income (Loss)	$ 1,509

SCHEDULE A

G&A Expenses

Consulting	$ 556
Credit Card Fees	275
Postage	1,289
Entertainment	3,692
Other Transportation Expenses	4,350
Information & Research	687
License & Fees	1,168
Employee Benefits	7,495
Professionals Fees	4,012
Rent	25,540
Taxes Paid	846
Telephone	4,906
Travel	5,853
Printing	1,986
Supplies & Maintenance	3,988
Donations	100
Utilities	498
Total G & A	**$67,241**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flow From Operating Activities	
Net Income	1,509
Cash Flow From Financing Activities	
Distribution Paid	(20,800)
Increase in Capital	22,000
Total Cash Flow-Financing Activity	1,200
Net Increase in Cash	**2,709**
Cash: Beginning of Period	**12,953**
Cash: End of Period	**$ 15,662**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	December 31, 2002	Changes	December 31, 2003
Paid in Capital	$381,023	$22,000	$403,023
Retained Earnings	98,599	1,509	100,108
Drawings	(466,669)	(20,800)	(487,469)
Total Equity	12,953	2,709	15,662

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2003

1) Total Ownership Equity	15,662
2) Deduct: Ownership Equity Not Allowable	0
3) Total Ownership Equity for Net Capital	**15,662**
4) Additions: (Subordinated liabilities, other deductions, etc.)	0
5) Total Capital	**15,662**
6) Deduction and/or Charges	0
7) Other Additional and Credits	0
8) Net Capital (before haircuts)	**15,662**
9) Haircuts	0
10) Net Capital	**15,662**
11) Minimum Net Capital Required (Aggregate Indebtedness)	0
12) Minimum Net Capital Requirement	5,000
13) Net Capital Requirement (greater of line 11 or 12)	5,000
14) Excess Net Capital (line 10 less 13)	10,662
15) Excess Net Capital at 1000% (line 10 less 10% of Agg. Ind.)	**15,662**

See Auditor's Report

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL DIFFERENCES

"In accordance with Rule 17a-5(d)(4), NO material differences exist between the audited Computation of Net Capital and the broker-dealer's (Growth Partners, Inc.) corresponding un-audited part II and Part 11A. As such, no reconciliation is needed or required."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

"There were no changes in Subordinated Liabilities since no Subordinated Liabilities exist."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT REGARDING MATERIAL INADEQUACIES

"Upon a comprehensive audit of Growth Partners, Inc., no material inadequacies were found to exist in these financial statements, information, accounting system or representations since the date of the last audit."

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

STATEMENT OF POSSESSION OF CONTROL

REQUIREMENTS UNDER RULE 15C3-3

"Growth Partners, Inc. dba The Growth Group, being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the K2ii exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession and Control Requirements are not subject to the accounting firm's review and audit."